As filed with the U. S. Securities and Exchange Commission on December 17, 1999

                        File No. _______________________



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934



                                 Humatech, Inc.
        (Exact name of small business issuer as specified in its charter)

      Illinois                                               36-3559839
(State of incorporation)                              (IRS Employer ID Number)

                   1718 Fry Road, Suite 450, Houston TX 77084
                    (Address of principal executive offices)

                                 (281) 828-2500
                           (Issuer's telephone number)

                          David G. Williams, President
                   1718 Fry Road, Suite 450; Houston TX 77084
                   (281) 828-2500 (voice) (281) 828-2530 (fax)
             (Name, address, and phone number for agent for service)





     Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value





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                                     PART I

Item 1 - Description of Business

General
-------

Humatech, Inc. (Company) is filing this Form 10-SB on a voluntary basis in order to make the Company's financial information equally available to all interested parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

Caution Regarding Forward-Looking Information
---------------------------------------------

This Form 10-SB may contain certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

History of the Company
----------------------

The Company was incorporated in the State of Illinois on February 2, 1988 under the name of Midwest Enterprise Consultants, Inc. as a consulting and marketing service company (Midwest).

The original number of authorized shares of stock at the time of incorporation was 10,000 shares of Common Stock at no par value. At a Special Meeting of the Shareholders of Midwest, held on September 19, 1989, it was approved, by shareholder vote, to amend the Articles of Incorporation to increase the authorized common stock of the Company from 10,000 shares at no par value to 25,000,000 shares at no par value.

At a Special Meeting of the Shareholders on November 13, 1989, it was voted to seek to raise additional capital of not less than $20,000 and not to exceed $50,000 through the sale of the Company's Common Stock in a private offering utilizing a Private Placement Memorandum. Midwest closed its Private Placement pursuant to Regulation D, Rule 504 on December 3, 1990. The capital raised in this Offering was $21,000.

On April 6, 1997, the Company entered into an Agreement for the Sale of Assets whereby it acquired all of the assets and certain liabilities of International Humate Fertilizer Co. (a Nevada corporation) (IHFC), whose offices were, at that time, located in Mesa, Arizona.

On April 16, 1997, the Company issued 5,884,614 shares of common stock to International Humate Fertilizer Co. (IHFC), a Nevada corporation, to acquire 100.0% of the assets of IHFC. IHFC then distributed the 5,884,614 shares of the Company's stock to its stockholders. For accounting purposes, IHFC is the surviving entity and all assets and liabilities were acquired by the Company at the historical founder's cost of IHFC.


On May 5, 1997, Midwest filed a change of name with the State of Illinois to Humatech, Inc. (Humatech) to reflect its continuance of the business operations of IHFC.

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International Humate Fertilizer Co. (IHFC) is a Nevada corporation  incorporated on February 21, 1996 under the laws of the State of Nevada. IHFC was capitalized
with  the  transfer  of  certain  assets  and  assumption  of  all   outstanding
liabilities of a Texas sole proprietorship of the same name, effective July 1, 1996. With the acquisition of IHFC, the Company became engaged in the development, manufacture and sale of carbon-based humate products for use in the commercial agriculture, animal feed and home horticulture markets.

On July 23, 1997, Humatech filed a request for clearance of quotations on the OTC Bulletin Board under SEC Rule 15c2-11, Subsection (a)(5) with NASD Regulation Inc. A Clearance Letter was issued to Humatech on January 15, 1998 and the Company was issued its trading symbol "HUMT".

In November 1998, the Company entered into a letter of intent for the purpose of establishing a joint venture to promote and sell the Company's products into the European Union of Countries. On November 12, 1998, the Company and its United Kingdom distributor formed a new entity, Humatech, Ltd., of which the Company owns a 45.0% interest in this entity. The Company conducts business with Humatech, Ltd. under equal terms and conditions to those of domestic sales to unrelated third parties.

Industry and Business overview
------------------------------

In 1980, the United States Department of Agriculture released a report that cited the concerns expressed by farmers, environmental groups, and the general public about the adverse effects the petroleum based U. S. Agriculture production system has had on the productive capacity of U.S. soils. They were especially concerned about the intensive use of the monoculture of cash crops and the extensive use of agricultural chemicals, both fertilizers and pesticides. Among the major concerns were:

     1. Increased cost of, and dependence on, external inputs of chemicals and energy.

     2. Continued decline in soil productivity from excessive soil erosion and nutrient runoff losses.

     3.   Contamination   of  surface  and  groundwater   from  fertilizers  and
          pesticides.

     4. Hazards to human and animal health and to food quality and safety from agricultural chemicals.

     5.   Demise of the family farm and localized marketing system.

As a result of these concerns and others, the philosophical view of agriculture has gone through a process of evaluation and change. The need to develop a more environmentally compatible agricultural system, one that has a long-term dimension, makes more efficient use of energy, does not destroy the ecological balance of the environment, is non-polluting and is favorable for the survival of humans and all other species has become obvious to a majority of the U.S. population. The new system has been termed "sustainable agriculture" by those who promote its merits.

The "scientific agriculturists", backed by special interests, have too long taken a mechanistic view of nature. These views emphasize the development of "crop" technologies (e.g. hybrids and genetically engineered plants) and
"chemical"          technologies          (e.g.          highly          soluble
Nitrogen-Phosphorus-Potassium-Sulfur (N-P-K-S) fertilizers and pesticides) as a means of producing high yields, at the expense of nutritional quality, and protecting the crops from pests by artificial pesticides. These industrially centered technologies have failed by causing a reduction in soil fertility, and plant vitality, which causes reductions in crop yields and the costs of production to rise. This generates a tremendous economic loss in the agricultural market. It also creates plant nutrient shortages and stresses that reduce natural plant pest and disease resistance, which results in the production of a food supply that is lacking; both in nutrients essential for good shelf life and taste, as well as, in providing for excellent animal and human health. These losses extract a tremendous price from our society in money and lost productivity.

These scientific agriculturists have also helped destroy fertile soils by emphasizing the application of industrially produced poisons and the massive off-farm marketing of feeds and foods at great distances from their point of production. This continued removal, and export of products from the farm to the city and overseas, has resulted in a mining of the soil, removing humus and mineral elements from the soil. All plant, animal and human waste (a source of organic matter) should theoretically be returned to the soil where it can aid


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future plant  growth.  By  politically  NOT  encouraging  the  establishment  of distribution systems that could have been designed to return plant, animal, and human waste to the farms, these public policies have indirectly destroyed the previously existing soil humus on farms. Unless financially viable alternatives are developed to reverse these policies, the ability of farmers to produce food is limited.

In the early 1900's a concept of Alternative Agriculture evolved to emphasize a holistic approach to agriculture production as opposed to the reductionism approach of the scientific agriculturists. The alternative agriculturists have of necessity moved away from the industrial agriculturists by selectively employing production practices that are more environmentally compatible. These more holistic approaches emphasize the need to give greater consideration to the natural biological processes of plant growth. Proponents of the biological approach to agriculture production systems provided sound arguments that the use of concentrated synthetic soluble fertilizers and pesticides have an adverse effect on the biological health of the soil, plants, animals, and humans.

The evolving concepts of biodynamic, organic, biological, and ecological agriculture production systems have paved the way to the development of a production system that has been called "sustainable agriculture". These philosophies, many developed by the growers themselves, have given new theories to the scientific community as a basis for new innovative research projects. Results from these researchers have provided insights for a better understanding of humus-orientated soil fertility, a practice recently termed "Humus Farming".

A series of scientific discoveries have revealed that the humic component of soils greatly influences the soil's productive capacity. For example the humic components aid soil in holding water, they improve soil structure, they improve nutrient uptake by plants, aid in improving air and water infiltration, and a host of other desirable features. These features reduce certain farm expenses and really increase production and farm profits.


These series of events have led to the concepts that are currently a part of the sustainable agriculture movement. A major component of the movement is based on the recently discovered fact that plant growth is influenced by nutrient flow into and out of the soil organic matter fraction. The older concept that plant nutrients come from a soil nutrient solution has been proven to be a minor mechanism by which plants obtain their nutrients. Plants grow and reproduce more efficiently when their mineral nutrients are available in a colloidal and/or chelated form (minerals associated with organic compounds) just as do animals, and humans.

The Company's high technology organic solutions have been proven to be capable of playing a major role in the implementation of many of the "Sustainable Agriculture" production philosophies. Some economically viable roles the Company's high technology organic solutions play are:


         Our organic based growth solutions help supply the soil with humus in the form of very large complex humic compounds. These compounds have the capability of holding nutrients for future plant use. Some of these large molecules have been termed humic and fulvic acids. The smaller humic molecules efficiently help plants obtain needed trace minerals.

         Secondly, the Company's high technology organic solutions supply the soil with various trace minerals that have been mined from most cultivated soils. A lack of available trace minerals within the soil and plant has resulted in an inability of the plant to maintain its defenses against insects and disease causing agents. Also, the consumer of harvested plant products suffers when he consumes these mineral and vitamin deficient foodstuffs. The formation of the vitamin and mineral industry has come about because of these deficiencies in our food supply.

         Thirdly,    the   application   of   our   high   technology    organic
         solutions/products can help correct the many weaknesses of the production practices recommended by the scientific agriculturists. Applying our high technology organic solutions can reduce the supposed requirements for high application rates of highly soluble N-P-K-S fertilizers. Applying a more balanced fertilizer can reduce production


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         costs,  help reduce  water  contamination,  and can  indirectly  aid in reducing soil erosion. By maintaining the plant's natural defense mechanisms, the need for pesticides is reduced; thus, maintaining the plant's natural defense mechanisms reduces the problems of pesticide contamination of soils, water, and plant products. Also food grown on fertile soils transports better and has a longer shelf life.


Scientific trials conducted previously, and current trials to be concluded with results to be published will show healthy soils that help grow nutritious feeds and foods result in the growth of healthier animals and people. Slowly and surely, agriculture and health will be joined at the farm, consumer, and public policy levels. We all need to become a part of the newly emerging sustainable agriculture production system. Supporting and encouraging the marketing of environmentally safe high technology organic solution products is one step in this humanitarian effort to overcome the damaging agricultural and environmental occurrences we face each day.

The Company recognizes this and has been established on the need to use quality high technology organic solution products, to improve crop yields through reduced plant stress, increased soil fertility, and a more viable substrate of soil bacteria.

Product Introduction and Background Information
-----------------------------------------------

The Company is the manufacturer and distributor of its high technology organic based products for plants and animals. The Company sells its products under various product trade names developed for each of the identified market venues:
(A) growers of agricultural crops, (B) golf courses and commercial  landscapers,
(C) mass merchandisers and independent nurseries in the lawn and garden market, and (D) animal feed supplements to the animal feeding industry. The Company has determined that its markets are both domestic and foreign. The Company has been selling its products since 1978 through various efforts and different entities. Though small in size, the years of research and development, field trials and customer sales have earned a good reputation for the Company's products and served to refine its production processes. The Company has developed unique process to produce organic based nutrients for plant and animal growth and health at an extremely low cost. The Company and two major Universities have undertaken efforts to acquire and develop datum on the most appropriate uses for humates and have undertaken several extensive controlled research and development projects resulting in the conduct and completion of field trials and tests using humate-based trace element products throughout the world, which provided excellent biochemical science datum. The Company's current products have been tested in the Far East, Europe, the United States and Mexico. The Company has developed the industry's most diverse product line of humate-based products including dry, liquid and foliar spray formulations.

A brief discussion of several important terms will clarify the significance of humic substances, what the Company does and proposes the do in the future, and what products and services will be marketed.

         ORGANIC MATTER: Organic matter is a grouping of carbon containing compounds which have originated from living beings and deposited on or within the earth's structural components. Soil organic matter includes the remains of all plant and animal bodies which have fallen on the earth's surface or purposely applied by man in the form of organically synthesized pesticides. When organic matter is burned, there remains a residual ash. The residual ash is composed of the minerals, trace elements required by plants and animals during their normal growth processes. Thus organic matter contains mineral elements required by plants and animals.

         HUMUS: Humus is a brown to black variable complex of carbon containing compounds not recognized under a light microscope as possessing cellular organization in the form of plant and animal bodies. Humus is separated from the non-humic substances such as carbohydrates (a major fraction of soil carbon), fats, waxes, alkanes, peptides, amino acids, proteins, lipids, and organic acids by the fact that distinct chemical formulae can be written for these non-humic substances. Microorganisms within the soil rapidly degrade most small molecules of non-humic substances. In contrast soil humus is slow to decompose (degrade) under natural soil conditions. When in combination with soil minerals, soil humus can persist in the soil for several hundred years. Humus is the major soil matter component, making up 65% to 75% of the total. Humus assumes an important role as a fertility component of all soils, far in excess of the percentage contribution it makes to the total soil mass.

         HUMIC SUBSTANCES: Humic substances are the components of humus and as such are high molecular weight compounds that together form the brown and black hydrophilic, molecularly flexible, polyelectrolytes called humus. They function to give the soil structure, porosity, water holding capacity, cation and anion exchange, and are involved in the chelation of mineral elements. Humic substances can be subdivided into three major fractions (1) humin, (2) humic acids, and (3) fulvic acids.

         HUMATES: Humates are metal (mineral) salts of humic or fulvic acids. Within any humic substance, there are a large number of complex humate molecules, and the humate composition of any one humic substance is specific for the substance. Thus there exists a large variability in the molecular composition of different humic substances.

The most biochemically active and plant responsive components of fertile soil are humic and fulvic acids. The decisions to replace and maintain adequate levels of humic/fulvic acids in the soil creates a positive economic and ecological impact in the markets the Company is selling its products.

As stated, humic acids are the end result of the decomposition of plant and animal matter, which exist in the final phase of the humification process of soils. Humification is the process wherein crop residues, leaves, stalks, cover crops, manure's, etc., are first broken down by soil micro-organisms. Various enzymes, fungi and bacteria then break down the cellulose. Further activity and breakdown by very specific fungi and bacteria finally result in the mineralization of humic acids from the material that is commonly referred to as "humus". Simply put, humic acids are derived from various organic materials that are commonly turned under by farmers throughout the world to derive well-known benefits.

Humic substances play a vital role in soil fertility, plant and, animal nutrition. Plants grown on soils which contain adequate humin, humic acids, and fulvic acids are less subject to stress, are healthier, produce higher yields: and the nutritional quality of harvested foods and feeds are superior. The value of humic substances in soil fertility and plant nutrition relates to the many functions these complex organic compounds perform as a part of the life cycle on earth. The life-death cycle involves a recycling of the carbon containing structural components of plants and animals - through the soil and air - and back into the living plant, and animal.

Current agricultural practices have become distracted from the importance of organic compound cycling when it was discovered that soluble acidic based Nitrogen-Phosphorus-Potassium (N-P-K) "fertilizers" could stimulate plant growth. Large industrial concerns took advantage of the N-P-K discovery to market industrially processed "fertilizers" from mineral deposits. Continued use of these acidic fertilizers in the absence of adequate humic substances (in the soil) has been attributed to various sociological and ecological problems.

The urgency to emphasize the importance of humic substances and their values as fertilizer ingredients has never been more important than it is today. All those concerned about the ability of soils to support plant growth need to assist in educating the public. Most soil scientists and agronomists recognize humic substances as the most important component of a healthy fertile soil.

Humates are commercially obtained from large layers of oxidized leonardite deposits in the earth formed by decomposition of organic material. In their natural state, humic acids are acidic in nature, and completely insoluble. Only through an exact and scientific process, which has been developed over the past 20 years by the Company, can these humic acids be extracted in a manner that will produce a viable, efficacious product that consistently exhibits the attributes expected by all concerned.


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Market overview and competition
-------------------------------

The potential in the high technology humate trace element market is very large. According to the research firms, industry reports, trade journals, and our own marketing information, the overall market potential for high tech organic based growth products industry worldwide is projected to exceed $10 billion annually.

The area of largest growth and potential in the high tech organic based growth products market is the animal feed ingredients, and the garden, nursery, and home improvement market segments. Currently, these market segments do not have any major competition and are ready for someone to become a market leader with a wide variety of market driven products.

Environmental matters
---------------------

The Company is and will continue to be subject to extensive and frequently changing federal, state and local laws and substantial regulation under these laws by governmental agencies, including the United States Environmental Protection Agency (EPA), the Occupational Safety and Health Administration
(OSHA), various state agencies and county and local authorities. Among other things, these regulatory bodies impose requirements to control air, soil, and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous chemicals and substances. There can be no assurance that the Company will not be subject to claims of employees relating to future exposure to hazardous chemicals and substances, which could have a material adverse effect on the Company. Failure by the Company to comply with applicable laws and regulations could subject the Company to civil remedies, including fines and injunctions as well as potential criminal sanctions, which could have a material adverse effect on the Company.

Federal and state authorities do not regulate the manufacture and sale of the Company's specific products. The Company has obtained all required general state permits and licenses to operate its facilities. There can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or that operations and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

Inflation
---------

Inflation has not historically been a material factor in the Company's operations and is not expected to have a material impact on the Company or it's operations in the future.

Trade names and products
------------------------

The following is a brief description of the Company's current product line developed and distributed into identified market segments:

Agriculture Market:

         AGRIoHUME(TM). (Chipped or Powder). A highly oxidized, salt free, carbon-rich leonardite specifically blended to provide the highest quality and richest concentration of humic and fulvic acids available. It contains over 40 naturally occurring elements.

         MAXIMIZE(TM). A multi-functional humic and fulvic acid liquid extract. MAXIMIZE(TM) increases nutrient uptake, accelerates root growth, reduces fruit shed, provides even maturity , and acts as a food source for beneficial micro-organisms. MAXIMIZE(TM) is also effective as an extender for herbicides and fungicides.

         SLINGSHOT(TM). A concentrated liquid fulvic acid extract. Due to its unique carbon based molecular structure, SLINGSHOT(TM) a very effective chelating compound and may be piggybacked with insecticide applications.

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


         NITRO-PLUS(TM). (18-0-0). This product has a liquid humic and fulvic acid base, the same as in the product MAXIMIZE(TM), and is fortified with 18% nitrogen, which enhances the delivery of nitrogen to the plant in the most compatible salt free form available. This product may also be piggybacked with insecticide application.

         MACROoPLUS(TM) (8-16-4). This product has a liquid humic and fulvic acid base, the same as in the product MAXIMIZE(TM), and is fortified with N-P-K and selected trace elements. Designed for use as a major nutrient foliar fertilizer to promote bloom and fruit set, reduce shedding, and act as a natural plant growth regulator. This product may also be piggybacked with insecticide application.

         IRON-PLUS(TM) (12-0-0). This product has a liquid humic and fulvic acid base, the same as in the product MAXIMIZE(TM), and is fortified with 12% nitrogen, plus 4% Iron, 6% sulfur, 1% zinc, 1% calcium, .5% manganese and selected trace elements. A product for foliar applications on citrus and turf where iron uptake is limited by excessive soil-based salts. This product may also be piggybacked with insecticide applications.

         ZINC-PLUS(TM) (12-0-0). This product has a liquid humic and fulvic acid base, the same as in the product MAXIMIZE(TM), and is fortified with 12% nitrogen, plus 4% zinc, 6% sulfur, 1% iron, 1% calcium, .5%
         manganese and selected trace elements. A product designed to help retard plant shutdown and decrease shedding which is best utilized for late season foliar application on cotton and other row crops. This product may also be piggybacked with insecticide applications.

         CALCIUMoPLUS(TM) (13-0-0). This product contains 12.5% calcium in a fulvic acid base. This truly soluble calcium and nitrogen provides fast plant growth and reduced shed of blooms and fruit. Boron can be added to this combination and will eliminate blossom end rot in most flowering plants.

Animal Feed Market:

         BOVI-PRO(TM) An organic, non-toxic feed ingredient that has been field tested to provide the following results: 1) increases the viability of rumin in stomachs of ruminant animals; 2) reduces feedlot animal waste; 3) increases average daily weight gain; 4) reduces (improves) feed conversion ratio; 5) reduces stress from shipping fever; 6) increases calcium intake. All the data on the benefits of BOVI-PRO(TM) have been gathered from scientific research from extensive research trials at a major University.

         PROMAX(TM).   An  organic,   non-toxic   feed   ingredient   used   for
         non-ruminant animals that accomplishes the following: 1) reduces feedlot animal waste order; 2) increases average daily weight gain; 3) reduces (improves) feed conversion ratio; 4) reduces stress from shipping fever. All the data on the benefits of PROMAX(TM) have been gathered from scientific research from extensive research trials at a major University.

Home, Lawn And Garden Market:

         PERK-UP(TM). A pre-diluted product ready to use foliar spray for house plants which enhances plant growth and bloom setting, increases plant health, and greens house plants.

         GREENSKEEPERS SOIL BUILDER(TM). A multi-functional humic and fulvic acid liquid extract that will accelerate the release humic material that improves soil structure, fertility, optimizes plant health, maximizes garden crop yield and acts as a food source for beneficial microorganisms, and enhances the effectiveness of fertilizers. When diluted, GREENSKEEPERS SOIL BUILDER(TM) is also effective as a transplant solution that eliminates the shock of transplanting potted plants, trees, and shrubs.

         GREENSKEEPERS LAWN FOOD(TM). GREENSKEEPERS SOIL BUILDER(TM) fortified with 18% nitrogen helps carry nitrogen delivery to the plant in the most compatible salt free form available, thus maximizing plant response to the uptake of nitrogen without burning lawns. This product may also be piggybacked with insecticide application

         GREENSKEEPERS PLANT FOOD(TM). The product is fortified with N-P-K (8-16-4) and selected trace elements which is designed for use as a major nutrient foliar fertilizer to promote bloom and fruit set, reduce shedding, and improve garden production. Its unique salt free composition will not burn foliage. This product may be piggybacked with insecticide applications.

         ORGANI-GRO COMPLETE(TM). A fortified chipped or powder based 8-12-4 truly complete humate based plant food and soil conditioner that greatly enhances the plant vigor and color, and improves overall soil health. This product is a highly oxidized, salt free, carbon-rich leonardite specifically blended to provide the highest quality and richest concentration of humic and fulvic acids available and over 40 naturally occurring elements.

Environment/Bio-Remediation market:

         SALT AWAY(TM) and BIOLIMINATE(TM) -- This two product line system is designed to bioremediate soils on site for removal of salt and oil contamination. SALT AWAY(TM) is a multi-component aqueous solution which, when properly applied, reduces excess salt in the soil to a level that allows plant growth to begin again. BIOLIMINATE(TM) markedly accelerates the biodegradation of organic hazardous waste in the soil. BIOLIMINATE(TM) addresses two factors which limit the biodegradation process: 1) The lack of homogeneous exposure of the contaminant to indigenous or applied bacteria, and 2) the viability of the bacteria available to metabolize the contaminant.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)  Caution Regarding Forward-Looking Information

This quarterly report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

(2)  General comments

Humatech, Inc. (formerly Midwest Enterprise Consultants, Inc.) (Company) was incorporated on February 2, 1988 under the laws of the State of Illinois. The Company was initially formed for the purposes of assisting local organizations of labor and corporations with their membership or employee relations by providing bundled membership or employee benefits for a low per member fee or per employee cost to the corporation or labor organization. The Company intended to achieve its goal of placing bundled groups of benefits with labor organizations or corporations on the beneficial value that such services will hold for the respective members or employees thereby enhancing satisfaction with the labor union or corporate management.

From inception through April 16, 1997, the Company was engaged solely in the process of developing a methodology to achieve its goals and was unsuccessful in its efforts. The Company became dormant in December 1991.

On April 16, 1997, the Company issued 5,884,614 shares of common stock to International Humate Fertilizer Co. (IHFC), a Nevada corporation, to acquire 100.0% of the assets of IHFC. IHFC then distributed the 5,884,614 shares of the Company's stock to its stockholders. For accounting purposes, IHFC is the surviving entity and all assets and liabilities were acquired by the Company at the historical founder's cost of IHFC.

Due to the April 16, 1997 acquisition of a significant business operation, the Company changed its operating year-end to April 30 and changed its corporate name to Humatech, Inc..

International Humate Fertilizer Co. (IHFC) is a Nevada corporation incorporated on February 21, 1996 under the laws of the State of Nevada. IHFC was capitalized with the transfer of certain assets and assumption of all outstanding liabilities of a Texas sole proprietorship of the same name, effective July 1, 1996. With the acquisition of IHFC, the Company became engaged in the development, manufacture and sale of carbon-based humate products for use in the commercial agriculture, animal feed and home horticulture markets.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

(3)  Results of Operations, Liquidity and Capital Resources

Fiscal  year ended  April 30,  1999  compared to the fiscal year ended April 30,
1998
--------------------------------------------------------------------------------

During the fiscal year ended April 30, 1999, the Company realized net revenues of approximately $158,000 as compared to net revenues realized during the fiscal year ended April 30, 1998 of approximately $447,000. These revenues were derived principally from the commercial agriculture market. The Company experienced this approximate $(289,000) decline in net revenues because of the Company's capital position and inability to effectively market its product. Additionally, the Company, and management, spent considerable time, effort and capital in the development of an overall marketing plan for penetration of animal feed and home, lawn and garden markets. Due to the limited staffing of the Company, this diversion of attention from maintenance of the existing customer base was unavoidable based on management's best estimation of the highest and best use of management time for the overall benefit to the Company for future periods.

The Company's cost of sales increased from approximately 42.59% of net revenues for the fiscal year ended April 30, 1998 to approximately 54.75% of net revenues f or the fiscal year ended April 30, 1999. The principal cost increase contributing to this change was caused by increases in direct material costs. These costs are impacted by customer demand, the availability of capital for volume purchasing and the material handling costs of the primary humus/leonardite component from the mine site to the Company's processing facilities.

During fiscal 1999, management made every effort to control operating expenses. As a result of these efforts, the Company reduced its operating expenses from approximately $624,000 to approximately $480,000 between fiscal 1998 and fiscal 1999, despite increases in research and development costs and scheduled increases in officer compensation pursuant to employment contracts. Selling and marketing expenses were positively impacted by reduced commissions that were directly related to the Company's net sales.

For the fiscal year ended April 30, 1999, the Company experienced a net loss of approximately $(408,000), or $(0.05) per share, as compared to approximately $(368,000), or $(0.04) per share, for the fiscal year ended April 30, 1998.

During the fiscal year ended April 30, 1999, liquidity was provided principally from loans to the Company made by individuals and entities affiliated with the Company's Chief Financial Officer, as discussed further in Item 7 - Certain Relationships and Related Party Transactions, elsewhere in this filing. During fiscal 1999, the Company used cash in operating activities of approximately $(133,000) as compared to having cash provided by operating activities in fiscal 1998 of approximately $35,000.

The Company was irregular in making scheduled payments on notes payable to banks and other financing entities. Accordingly, the lender(s) could, at their sole discretion, could declare the then outstanding indebtedness to be immediately due and payable. The lender could then foreclose on a significant portion of the Company's assets, which could have a material adverse effect on the Company's financial condition and operations. Due to these conditions, most debt of the Company is classified as current in the Company's financial statements.

Management is of the opinion that its current plant and equipment holdings are adequate to provide the production and delivery needs for the Company's products in the foreseeable future. Accordingly, the Company has identified no significant capital requirements for the next 18-24 months. Liquidity requirements for future periods are anticipated to be met from the Company's continuing operations as driven by the Company's development of the animal feed and home, lawn and garden markets.

Six months ended October 31, 1999 compared to the six months ended October 31, 1998
--------------------------------------------------------------------------------

During the six months ended October 31, 1999, the Company experienced net revenues of approximately $141,000 as compared to the six months ended October 31, 1998 net revenues of approximately $123,000. This increase of approximately $18,000 relates to the refocus of management time to generate sales in the commercial agriculture market. During the second quarter of fiscal 2000, the Company spent time and resources to develop its relationship with a new United Kingdom distributor and prepare for shipments of product into the animal feed market in the European Union countries. The Company anticipates quality sales growth for this market during the last 1/2 of fiscal 2000 as the Company's products have proven to be a successful replacement for comparable products which have historically been used in this environment and have been banned for use in these countries by the respective Governmental and other Regulatory Agencies.

The Company's cost of sales increased from approximately 44.65% of net revenues for the six months ended October 31, 1998 to approximately 48.27% of net revenues f or the six months ended October 31, 1999. The principal cost increase contributing to this change was caused by increased usage of direct materials and related costs associated with other minerals and components of the Company's products. These costs are impacted by customer demand, the availability of capital for volume purchasing and the material handling costs of the primary humus/leonardite component from the mine site to the Company's processing facilities.

During the first six months of fiscal 2000, management continues to make every effort to control operating expenses. Operating expenses increased from approximately $170,000 to approximately $323,000 between fist six months of fiscal 1998 and the first six months of fiscal 1999, respectively. A principal component of this increase relates to expenditures necessary to develop the animal feed market through its United Kingdom distributor, which efforts are expected to have a positive impact on the Company's operations during the last 1/2 of fiscal 2000.

For the six months ended October 31, 1999, the Company experienced a net loss of approximately $(253,000), or $(0.03) per share, as compared to approximately $(101,000), or $(0.01) per share, for the first six months ended October 31, 1998.

During the six months ended October 31, 1999, liquidity continued to he provided principally from loans to the Company made by individuals and entities affiliated with the Company's Chief Financial Officer, as discussed further in
Item 7 - Certain Relationships and Related Party Transactions, elsewhere in this filing. During the fist six months of fiscal 2000, the Company used cash in operating activities of approximately $(248,000) as compared to using cash in operating activities during the first six months of fiscal 1999 of approximately $(39,000).

Management continues to be of the opinion that its current plant and equipment holdings are adequate to provide the production and delivery needs for the Company's products in the foreseeable future. Accordingly, the Company has identified no significant capital requirements for the next 18-24 months. Liquidity requirements for future periods are anticipated to be met from the Company's continuing operations as driven by the Company's development of the animal feed and home, lawn and garden markets.

(4)  Year 2000 Considerations

The Year 2000 (Y2K) date change is believed to affect virtually all computers and organizations. The Company has undertaken a comprehensive review of its information systems, including personal computers, software and peripheral devices, and its general communications systems. The Company has no direct electronic links with any customer or supplier. In addition, the Company has held discussions with certain of its software suppliers with respect to the Y2K date change. The Company has completed its detailed review, as a preliminary assessment and the Company believes, as of the date of this filing, that it will not be required to modify or replace significant portions of its computer hardware or software and any such modifications or replacements are, or will be, readily available. The Company has no known direct Y2K exposures and anticipates that any costs associated with the Y2K date change compliance to have a material effect on its financial position or its results of operations. There can be no assurance until January 1, 2000, however, that all of the Company's systems, and the systems of its suppliers, shippers, customers or other external business partners will function adequately.


Item 3 - Description of Property

The Company's executive and administrative offices are located at 1718 Fry Road, Suite 450; Houston, Texas; 77084. These offices are subject to a long-term operating lease covering a period of three (3) years with monthly rental payments of approximately $1,418. The lease contains an option to renew for an additional three (3) years at the then current market rental rates.

The Company's warehouse, manufacturing and distribution facility is located 27711 Katy Freeway; Katy, Texas, 77494. The Company executed an operating lease for this facility on September 1, 1999. The term of the lease is for one (1) year and requires monthly payments of approximately $850. Additionally, the Company must provide insurance coverage in an amount acceptable to the lessor, as defined in the lease agreement.





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                                                                              13

Item 4 - Security Ownership of Certain Beneficial Owners and Management

The following information table sets forth certain information regarding the Company's common stock ownership on December 15, 1999 by (1) any person (including any "group") who is known by the Company to own beneficially more than 5.0% of its outstanding common stock, (2) each director and executive officer, and (3) all executive officers and directors as a group:

      Name and Address                      Shares owned        Percentage owned

David G. Williams                            4,473,334                  52.91%
     1718 Fry Road, Suite 450
     Houston TX 77084

John D. Rottweiler (1)                           7,000          Less than 1.0%
     1718 Fry Road, Suite 450
     Houston TX 77084

Cede & Company (2)                           2,247,490                  26.58%
     P. O. Box 20, Bowling Green Station
     New York NY 10274

First Trust                                    578,100                   6,84%
     131 South 42nd Place
     Phoenix AZ 85034

Panzer Trust (3)                                75,600           Less than 1.0%
     1245 West 1st Street, Suite 112
     Tempe AZ 85281

U. S. Finance, Inc. (3)                          2,860           Less than 1.0%
     P. O. Box 30711
     Mesa AZ 85275

All officers and directors as a group,
     including affiliates                    4,558,794                   53.92%


(1) Represents beneficial ownership via shares owned by John Duke Rottweiler, son of John D. Rottweiler and Bonita Rottweiler, wife of John D. Rottweiler.

(2) Represents the aggregate sum of all shares held in street name by various shareholders.

(3) Panzer Trust and U. S. Finance, Inc. are entities affiliated with John D. Rottweiler either directly or through control by related family members.

Item 5 - Directors, Executive Officers, Promoters and Control Persons

               Name                    Age               Position

        David G. Williams              50         President and Director
   John D. "J. D." Rottweiler          54         Chief Financial Officer

David G. Williams has served as President and Director of the Company since the acquisition of the assets of IHFC in April 1997. Mr. Williams was previously the President of IHFC and the sole proprietor of the operations that were incorporated as IHFC.

John D. Rottweiler has served as Executive Vice President and Chief Financial Officer of the Company since April 1997. Mr. Rottweiler from 1989 through the present serves as the Executive Trustee of The Phoenix Trust, a Phoenix, Arizona based management consulting firm providing planning, organizational and business operation services to various businesses throughout the United States. From 1989 to 1992, Mr. Rottweiler was the Director of Finance and Operations for Santa Cruz Operations, Inc. with responsibility for sales administration and planning, budgeting and operational analysis, customer service and telemarketing operations.

The Company also utilizes a Management Advisory Group which consults with the Company's Board of Directors for product development, technical and business operation issues on an "as-needed" basis. The members of this group are as follows:

Dr. Norbert K. Chirase, Age 39 - Research Leader for the Beef Cattle Program at the Texas A&M University Research Center in Amarillo, Texas, Graduate Faculty Member and Associate Research Scientist for the Agriculture Experiment Station.

Dr. Robert E. Pettit, Age 66 - Emeritus Associate Professor at Texas A&M University and international agriculture consultant. Formerly Associate Professor of Plant Pathology, Department of Plant Pathology and Microbiology at Texas A&M University.

Esper R. Chandler, Age 49 - Self-employed agriculture consultant and shareholder in Texas Plant and Soil Lab, Inc., an agriculture testing and consulting service located in the Rio Grande Valley region of Texas.

Danny R. Riggs, Age 52 - Self-employed farmer based in Arizona growing cotton, alfalfa, corn and wheat.

Jack A. Moreman, Age 61 - Vice President of BIO AG Technology, a company specializing in the management of oil field and agriculture bio-remediation projects, principally in the Texas Panhandle region.

T. Bryan Fujimoto, Age 49 - Director of Finance and Administration of Sun Microsystems, Inc., Sunconnect Division.

Bruce  R.  Williams,  Age  40  -  Support  Specialist/Support   Manager/Software
Developer for Computer Guidance Corporation based in Phoenix, Arizona. Mr. Williams is the brother of David G. Williams.




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                                                                              15

Item 6 - Executive Compensation

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities for the Company to its President and Chief Executive Officer and any other executive officer of the Company which received remuneration in excess of $100,000 during the referenced periods. All other compensation related tables required to be reported have been omitted as there has been no applicable compensation awarded to, earned by or paid to any of the Company's executive officers in any fiscal year to be covered by such tables.


                                                 Summary Compensation Table


                                         Annual Compensation            Long-Term
                                         -------------------            ---------
                                                                      Compensation
                                                                      ------------
                                                                        Awards              Payouts
                                                                        ------              --------
                                                      Other      Restricted   Securities                   All
                                        Salary/       Annual       Stock      Underlying      LTIP        Other
Name/Title                     Year      Bonus     Compensation    Awards    Options/SARs   Payouts   Compensation
----------                     ----    ---------   ------------  ----------  ------------   -------   ------------

David G. Williams, President   1999    $170,833         NA           NA           NA           NA         $1,568 (1)
                               1998    $146,333         NA           NA           NA           NA         $4,938
                               1997    $106,667         NA           NA           NA           NA         $2,178
John D. Rottweiler,            1999    $120,833         NA           NA           NA           NA         $ -0- (2)
Chief Financial Officer        1998    $96,667          NA           NA           NA           NA         $ -0-
                               1997    $66,667          NA           NA           NA           NA         $ -0-



(1) Represents payments received pursuant to a royalty agreement. Mr Williams also receives certain payments pursuant to contractual agreements for various equipment leases.
(2) Mr. Rottweiler is also a creditor to the Company through an approximate $7,270 note payable to The JDR Trust.

Director Compensation

The Company does not currently pay a director fee for attending scheduled and special meetings of the Board of Directors. The Company does not pay the expenses of all of its directors in attending board meetings. Further, none of the Management Advisory Board members receive any compensation for their service.


Item 7 - Certain Relationships and Related Party Transactions

The Company has a long-term  capital  lease  payable to David G.  Williams,  the
Company's President and controlling shareholder for the use of a vehicle. The lease has an effective interest rate of 12.74% and is payable in monthly installments of approximately $800, including accrued interest. The lease term is from August 24, 1997 to July 28, 1999. As of April 30, 1999 and 1998, the lease has an outstanding balance of approximately $29,480 and $29,480, respectively.

The Company has a long-term capital lease payable to David G. Williams, the Company's President and controlling shareholder for the use of manufacturing equipment. The lease has an effective interest rate of 12.5% and is payable in monthly installments of approximately $303, including accrued interest. The lease term is from May 1, 1998 to April 30, 2001. As of April 30, 1999 and 1998, the lease has an outstanding balance of approximately $9,646 and $-0-, respectively.

The Company has a long-term capital lease payable to David G. Williams, the Company's President and controlling shareholder for the use of production equipment. The lease has an effective interest rate of 12.5% and is payable in monthly installments of approximately $346, including accrued interest. The lease term is from August 1, 1998 to July 30, 2001. As of April 30, 1999 and 1998, the lease has an outstanding balance of approximately $10,350 and $-0-, respectively.

The Company has executed a $7,270 note payable to the JDR Trust, a trust controlled by John D. Rottweiler, the Company's Executive Vice President and Chief Financial Officer. The note bears interest at 10.5% and all principal and accrued interest were due at maturity in August 1999. The note was paid in full at maturity and was unsecured. At April 30, 1999 and 1998, the note had an outstanding balance of approximately $7,270 and $7,270, respectively.

The Company has a $217,877 term note payable to a corporation controlled by family members affiliated with John D. Rottweiler, the Company's Executive Vice President and Chief Financial Officer. The note bears interest at 9.0% and all principal and accrued interest due at maturity in July 2002. The note is unsecured. At April 30, 1999 and 1998, the note had an outstanding balance of approximately $173,077 and $138,088, respectively.

On June 30, 1999, the Company executed a term note payable with two individuals, who are family members affiliated with John D. Rottweiler, the Company's Executive Vice President and Chief Financial Officer, in the gross amount of approximately $153,650. The loan bears interest at 9.0%. The principal balance and accrued interest is due on or before July 1, 2004. The note is unsecured.

The Company has an Agreement of Product Development and Funding between the Company and The Everett Stewart and Beulah Stewart Family Trust, a Trust controlled by a shareholder of the Company. The Agreement pertains to the funding necessary for the research and development of a prototype turbine driven, positive displacement pump to apply and distribute the Company's products in an agricultural setting in liquid form. The Agreement requires a minimum funding of $100,000 and the Trust reserves the exclusive right to provide additional funding for this equipment . As of April 30, 1999, the Trust had funded an aggregate of $150,000 under the terms and conditions of this Agreement. Repayment of the funds advanced are required at a rate of 6.0% of gross sales of equipment to be developed and are due and payable in the month following collection of funds related to the sale or utilization of this equipment. The Agreement requires a total agreed repayment of $450,000. As of April 30, 1999 and subsequent thereto, the Company has not completed the development of the equipment prototype and, accordingly, has no gross sales of the underlying equipment.

The Company had a operating lease payable to David G. Williams, the Company's President and controlling shareholder for the use of an airplane. The lease required monthly payments of $2,560 and the Company was required to provide all necessary insurance coverage and maintenance. The lease term was from July 1, 1996 through June 30, 1999. The lease was terminated by mutual consent of all parties on July 31, 1998.

The Company has a license agreement with David G. Williams, the Company's President and controlling shareholder for the use of all copyrights, trademarks, patents, trade secrets, product formulas, customer lists and other proprietary information owned by IHFC by virtue of the incorporation of the predecessor sole proprietorship. The agreement requires a payment of 1.0% of the total gross sales of the Company to David G. Williams.

The Company entered into an employment agreement with David G. Williams, to serve as the Company's President and Chief Executive Officer. The agreement covers the term from July 1, 1996 through June30, 2001 and automatically renews for successive two (2) year terms unless either the President or the Company gives sixty (60) days written notice to the other. The agreement requires annual compensation payments of $128,000 for the first year of the agreement term; $150,000 for the second year of the agreement term and $175,000 for all successive years of the agreement term.

The Company entered into an employment agreement with John D. Rottweiler to serve as the Company's Executive Vice President and Chief Financial Officer. The agreement covers the term from July 1, 1996 through June30, 2001 and automatically renews for successive two (2) year terms unless either the Executive Vice President or the Company gives sixty (60) days written notice to the other. The agreement requires annual compensation payments of $80,000 for the first year of the agreement term; $100,000 for the second year of the agreement term and $125,000 for all successive years of the agreement term.


As of April 30, 1999 and 1998, total cumulative amounts unpaid under these agreements are as follows:

                                                                                     1999             1998
                                                                                 ------------     ------------

         Officer compensation                                                      $629,760         $416,333
         Airplane lease payments                                                       -               6,636
         Royalty fees                                                                  -                -
                                                                                 ------------     ------------

                                                                                   $629,760         $422,969
                                                                                 ============     ============

Future amounts due under the employment agreements are as follows:
                                                                                  Year ending
                                                                                   April 30,         Amount
                                                                                 ------------     ------------
                                                                                      2000          $300,000
                                                                                      2001           300,000
                                                                                      2002            50,000
                                                                                                    --------

                                                                                    Totals          $650,000


Item 8 - Description of Securities

As of December 15, 1998, the Company had approximately 99 holders of record, exclusive of ownership held in street name, of its Common Stock. Outstanding shares of the Company's Common Stock totaled 8,455,144. The Company's transfer agent is Illinois Stock Transfer Company; 209 West Jackson Boulevard, Chicago, Illinois 60606; Phone (312) 427-2953.

The authorized capital stock of the Company consists of 25,000,000 of no par value common stock and no preferred stock.

Per the Company's By-Laws, each outstanding share shall be entitled to one vote in each matter submitted to vote at a meeting of shareholders, and in all elections for directors, every shareholder shall have the right to vote the number of shares owned by such shareholder for as many persons as there are directors multiplied by the number of such shares or to distribute such cumulative votes in any proportion among any number of candidates. Each shareholder may vote either in person or by proxy, as provided in Section 8 of the Company's By-Laws.

The Company has no preferred stock, debentures, warrants, options or other instruments outstanding that could be converted into common stock of the Company.

                                     PART II

Item 1 - Market Price and Dividends on the Company's Common Equity and Other Related Shareholder Matters

As of the date of this filing, the Company's common stock is traded on the NASDAQ Electronic Bulletin Board under the ticker symbol "HUMT". As of December 15, 1999, approximately 4,523,344 of the 8,455,144 shares issued and outstanding are deemed to be "restricted securities", as defined in Rule 144 under The Securities Act of 1933. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under The Securities Act of 1933.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1.0% of the then outstanding shares of common stock, or the average weekly trading volume during the four (4) calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates may be sold free of any restrictions under Rule 144.

On July 23, 1997, Humatech filed a request for clearance of quotations on the OTC Bulletin Board under SEC Rule 15c2-11, Subsection (a)(5) with NASD Regulation Inc. A Clearance Letter was issued to Humatech on January 15, 1998 and the Company was issued its trading symbol "HUMT". The Company's first posted trade was conducted on February 5, 1998. The quoted market prices of the Company's common stock on the NASDAQ Electronic Bulletin Board, per data listed by National Quotation Bureau, Inc., are as follows:



                                                                       High        Low
                                                                      -----       -----

     Fourth quarter 1998 (February 5, 1998 - April 30, 1998)          $1.44       $0.63

     First quarter 1999 (May 1, 1998 - July 31, 1998)                 $0.63       $0.25
     Second quarter 1999 (August 1, 1998 - October 31, 1998)          $0.38       $0.20
     Third quarter 1999 (November 1, 1998 - January 31, 1999)         $0.45       $0.19
     Fourth quarter 1999 (February 1, 1999 - April 30, 1999)          $0.19       $0.13

     First quarter 2000 (May 1, 1999 - July 31, 1999)                 $5.13       $0.30
     Second quarter 2000 (August 1, 1999 - October 31, 1999)          $4.69       $1.44
     Third quarter 2000 (November 1, 1999 - December 15, 1999)        $4.06       $1.63


Dividend policy

The Company has never paid or declared a cash dividend on its common stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings, if any, to support future growth and expansion.

Item 2 - Legal Proceedings

The Company is not involved in any legal proceedings as either plaintiff or defendant, nor is it aware of any threatened legal proceedings, as of the date of filing.

Item 3 - Changes in and Disagreements with Accountants

None

Item 4 - Recent Sales of Unregistered Securities

In February 1998, the Company issued 50,000 shares of restricted, unregistered common stock to Linzy Capital, Inc. of Las Vegas, Nevada for the performance of various public relations, capital acquisition and other financial services. This transaction was valued at approximately $71,000, which equaled the closing price of the Company's common stock as quoted on the NASDAQ Electronic Bulletin Board on the trade date closest to the transaction date and charged to operations at the time of issuance.


Item 5 - Indemnification of Directors and Officers

None


                                    PART III

Item 1 - Index to Financial Statements and Exhibits


   Financial Statements
   --------------------
     The following financial statements are submitted as part of this report:
       Report of Independent Certified Public Accountants                               F-2
       Annual Financial Statements
         Balance Sheets as of April 30, 1999 and 1998                                   F-3
         Statements of Operations and Comprehensive Income
           for the years ended April 30, 1999 and 1998                                  F-4
         Statement of Changes in Stockholder's Equity
           for the years ended April 30, 1999 and 1998                                  F-5
         Statements of Cash Flows
           for the years ended April 30, 1999 and 1998                                  F-6
         Notes to Financial Statements                                                  F-7
       Interim Financial Statements
         Balance Sheets as of October 31, 1999 and 1998                                F-16
         Statements of Operations and Comprehensive Income
           for the six and three months ended October 31, 1999 and 1998                F-17
         Statements of Cash Flows
           for the six months ended October 31, 1999 and 1998                          F-18
         Notes to Financial Statements                                                 F-19



                (Remainder of this page left blank intentionally)

   Exhibits
   --------

     3.1  Articles of Incorporation

     3.2  Corporate By-Laws

     10.1 Asset  purchase   agreement  by  and  between   International   Humate
          Fertilizer Co. and Midwest Enterprise Consultants, Inc.

     10.2 Employment agreement by and between International Humate Fertilizer Co. and David G. Williams

     10.3 Employment agreement by and between International Humate Fertilizer Co. and John D. Rottweiler

     10.4 Royalty agreement by and between International Humate Fertilizer Co. and David G. Williams

     10.5 Joint venture agreement for Humatech, Ltd.

     10.6 Marketing agreement by and between Humatech, Inc. and Club Marketing Services

     10.7 Agreement of Product Development and Funding between The Everett Stewart and Beulah Stewart Family Trust (a Trust) and Humatech, Inc.

     24.1 Power of Attorney (if necessary)

     27.1 Financial Data Schedule (SWH to prepare at filing)

--------------------------------------------------------------------------------

                                   SIGNATURES

In accordance with Section 12 of The Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     HUMATECH, INC.


December    17   , 1999                    /s/ David G. Williams
         --------                   ----------------------------------------
                                                           David G. Williams
                                                      President and Director


December    17   , 1999                    /s/ John D. Rottweiler
         --------                   ----------------------------------------
                                                          John D. Rottweiler
                                        Chief Financial Officer and Director

                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                                    CONTENTS


                                                                           Page
                                                                           ----

Report of Independent Certified Public Accountants                          F-2

Annual Financial Statements

   Balance Sheets
     as of April 30, 1999 and 1998                                          F-3

   Statements of Operations and Comprehensive Income
     for the years ended April 30, 1999 and 1998                            F-4

   Statement of Changes in Stockholder's Equity
     for the years ended April 30, 1999 and 1998                            F-5

   Statements of Cash Flows
     for the years ended April 30, 1999 and 1998                            F-6

   Notes to Financial Statements                                            F-7

Interim Financial Statements

   Balance Sheets
     as of October 31, 1999 and 1998                                       F-16

   Statements of Operations and Comprehensive Income
     for the six and three months ended October 31, 1999 and 1998          F-17

   Statements of Cash Flows
     for the six months ended October 31, 1999 and 1998                    F-18

   Notes to Financial Statements                                           F-19

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


               Report of Independent Certified Public Accountants
               --------------------------------------------------


Board of Directors and Stockholders
Humatech, Inc.
   (formerly Midwest Enterprise Consultants, Inc.)

We have audited the accompanying balance sheets of Humatech, Inc. (an Illinois corporation) (formerly Midwest Enterprise Consultants, Inc.) as of April 30, 1999 and 1998 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Humatech, Inc. (formerly Midwest Enterprise Consultants, Inc.) as of April 30, 1999 and 1998, and the results of its operations and its cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has suffered recurring losses from operations and has significant short-term debt that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                    S. W. HATFIELD, CPA

Dallas, Texas
November 18, 1999







                     Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                          F-2                         SWHCPA@aol.com


                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)
                                 BALANCE SHEETS
                             April 30, 1999 and 1998


                                                                  1999           1998
                                                             -----------    -----------

                                     ASSETS
Current Assets
   Cash on hand and in bank                                  $      --      $     4,838
   Accounts receivable - trade,
     net of allowance for doubtful accounts
     of $-0- and $-0-, respectively                                4,621          5,232
   Inventories                                                    89,319         99,659
                                                             -----------    -----------
     Total current assets                                         93,940        109,729
                                                             -----------    -----------

Property and Equipment - at cost
   Transportation equipment                                      141,996        193,854
   Manufacturing and processing equipment                         86,453         29,055
   Office furniture and fixtures                                  10,955          7,904
                                                             -----------    -----------
                                                                 239,404        230,813
   Accumulated depreciation                                     (132,263)      (159,340)
                                                             -----------    -----------
     Net property and equipment                                  107,141         71,473
                                                             -----------    -----------

Other assets                                                         360            360
                                                             -----------    -----------

Total Assets                                                 $   201,441    $   181,562
                                                             ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Cash overdraft                                            $     1,819    $      --
   Notes payable to banks and finance companies                   84,608        100,816
   Notes and leases payable to affiliates                         56,746         29,480
   Customer deposits                                              10,500           --
   Accounts payable - trade                                       84,951         78,820
   Accrued interest payable                                       22,350          8,235
   Due to officers                                               629,760        422,969
                                                             -----------    -----------
     Total current liabilities                                   890,734        640,320
                                                             -----------    -----------

Long-term Liabilities
   Notes and commitments payable to affiliates                   323,077        145,358
                                                             -----------    -----------
     Total liabilities                                         1,213,811        785,678
                                                             -----------    -----------

Commitments and Contingencies

Stockholders' Equity Common stock - no par value
     25,000,000 shares authorized
     8,455,114 issued and outstanding                            123,157        123,157
   Accumulated deficit                                        (1,135,527)      (727,273)
                                                             -----------    -----------
     Total stockholders' equity                               (1,012,370)      (604,116)
                                                             -----------    -----------

Total Liabilities and Stockholders' Equity                   $   201,441    $   181,562
                                                             ===========    ===========


The accompanying notes are an integral part of these financial statements.


                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                       Years ended April 30, 1999 and 1998


                                                            1999         1998
                                                        ------------  ------------

Revenues
   Sales, net of discounts, returns
     and allowances of $2,291 and
     $4,110, respectively                               $   157,524    $   447,440
                                                        -----------    -----------

Cost of Sales
   Materials                                                 45,008         86,551
   Other direct costs                                        41,237        104,027
                                                        -----------    -----------
     Total cost of sales                                     86,245        190,578
                                                        -----------    -----------

Gross Profit                                                 71,279        256,862
                                                        -----------    -----------

Operating Expenses
   Research and development expenses                         15,000            151
   Commissions and other sales and marketing expenses        73,319        170,199
   Officer compensation                                     291,667        243,000
   Other operating expenses                                  44,490        157,725
   Interest expense                                          28,577         19,788
   Depreciation expense                                      26,480         33,550
                                                        -----------    -----------
     Total operating expenses                               479,533        624,413
                                                        -----------    -----------

Loss from operations                                       (408,254)      (367,551)

Provision for income taxes                                     --             --
                                                        -----------    -----------

Net Loss                                                   (408,254)      (367,551)

Other Comprehensive Income                                     --             --
                                                        -----------    -----------

Comprehensive Income                                    $  (408,254)   $  (367,551)
                                                        ===========    ===========

Net loss per weighted-average
   share of common stock
   outstanding, calculated on
   Net Loss - basic and fully diluted                   $     (0.05)   $     (0.04)
                                                        ===========    ===========

Weighted-average number of shares
   of common stock outstanding                            8,455,114      8,416,895
                                                        ===========    ===========


The accompanying notes are an integral part of these financial statements.


                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                       Years ended April 30, 1999 and 1998


                                           Common Stock
                                           ------------         Accumulated
                                       Shares        Amount       deficit         Total
                                    -----------   -----------   -----------    -----------
Balances at May 1, 1997,
   as previously reported             2,520,500   $    21,000   $   (21,000)   $        --

Issuance of stock for acquisition
   of assets on April 16, 1997        5,884,614        30,282      (338,722)      (308,440)
                                    -----------   -----------   -----------    -----------

Balances at May 1, 1997, restated     8,405,114        51,282      (359,722)      (308,440)

Stock issued for
   payment of consulting fees            50,000        71,875            --         71,875

Net loss for the year                        --            --      (367,551)      (367,551)
                                    -----------   -----------   -----------    -----------


Balances at April 30, 1998            8,455,114       123,157      (727,273)      (604,116)

Net loss for the year                        --            --      (408,254)      (408,254)
                                    -----------   -----------   -----------    -----------


Balances at April 30, 1999            8,455,114   $   123,157   $(1,135,527)   $(1,012,370)
                                    ===========   ===========   ===========    ===========










The accompanying notes are an integral part of these financial statements.
       `                                                                     F-5



                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)
                            STATEMENTS OF CASH FLOWS
                       Years ended April 30, 1999 and 1998

                                                              1999         1998
                                                            ---------    ---------
Cash Flows from Operating Activities
   Net loss for the period                                  $(408,254)   $(367,551)
   Adjustments to reconcile net loss to
     net cash provided by operating activities
       Depreciation                                            26,480       33,550
       Common stock issued for payment of consulting fees          --       71,875
       (Increase) Decrease in
         Accounts receivable - trade                              611       67,644
         Inventory                                             10,340      (18,090)
       Increase (Decrease) in
         Accounts payable - trade                               6,131       19,390
         Accrued interest payable                              14,115        6,414
         Due to officers                                      206,791      221,857
         Customer deposits                                     10,500           --
                                                            ---------    ---------
Cash flows provided by (used in) operating activities        (133,286)      35,089
                                                            ---------    ---------

Cash Flows from Investing Activities
   Purchase of property and equipment                         (42,212)     (32,230)
                                                            ---------    ---------
Cash flows used in investing activities                       (42,212)     (32,230)
                                                            ---------    ---------

Cash Flows from Financing Activities
   Increase (Decrease) in cash overdraft                        1,819      (31,519)
   Proceeds from loans payable to affiliates                  184,989      145,358
   Principal payments on loans payable                        (16,148)    (115,157)
                                                            ---------    ---------
Cash flows provided by (used in) financing activities         170,660       (1,318)
                                                            ---------    ---------

Increase (Decrease) in Cash and Cash Equivalents               (4,838)       1,541

Cash and cash equivalents at beginning of year                  4,838        3,297
                                                            ---------    ---------

Cash and cash equivalents at end of year                    $      --    $   4,838
                                                            =========    =========


Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid for the period                           $  14,462    $  13,374
                                                            =========    =========
     Income taxes paid for the period                       $      --    $      --
                                                            =========    =========

Supplemental Disclosure of
   Non-Cash Investing and Financing Activities
     Acquisition of property and equipment
       with debt from banks and related parties             $  19,936    $      --
                                                            =========    =========




The accompanying notes are an integral part of these financial statements.
                                                                             F-6

                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - Organization and Description of Business

Humatech, Inc. (formerly Midwest Enterprise Consultants, Inc.) (Company) was incorporated on February 2, 1988 under the laws of the State of Illinois. The Company was initially formed for the purposes of assisting local organizations of labor and corporations with their membership or employee relations by providing bundled membership or employee benefits for a low per member fee or per employee cost to the corporation or labor organization. The Company intended to achieve its goal of placing bundled groups of benefits with labor organizations or corporations on the beneficial value that such services will hold for the respective members or employees thereby enhancing satisfaction with the labor union or corporate management.

From inception through April 16, 1997, the Company was engaged solely in the process of developing a methodology to achieve its goals and was unsuccessful in its efforts. The Company became dormant in December 1991.

On April 16, 1997, the Company issued 5,884,614 shares of common stock to International Humate Fertilizer Co. (IHFC), a Nevada corporation, to acquire 100.0% of the assets of IHFC. IHFC then distributed the 5,884,614 shares of the Company's stock to its stockholders. For accounting purposes, IHFC is the surviving entity and all assets and liabilities were acquired by the Company at the historical founder's cost of IHFC.

Due to the April 16, 1997 acquisition of a significant business operation, the Company changed its operating year-end to April 30 and changed its corporate name to Humatech, Inc..

International Humate Fertilizer Co. (IHFC) is a Nevada corporation incorporated on February 21, 1996 under the laws of the State of Nevada. IHFC was capitalized with the transfer of certain assets and assumption of all outstanding liabilities of a Texas sole proprietorship of the same name, effective July 1, 1996. With the acquisition of IHFC, the Company became engaged in the development, manufacture and sale of carbon-based humate products for use in the commercial agriculture, animal feed and home horticulture markets.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - Going Concern Uncertainty

The Company has incurred cumulative net operating losses of approximately $(1,114,000) and has used cumulative cash in operating activities of approximately $(98,000) during the years ended April 30, 1999 and 1998. Further, the Company has been irregular in making scheduled payments on notes payable to banks and other financing entities. Accordingly, the lender(s) could, at their sole discretion, declare the then outstanding indebtedness to be immediately due and payable. The lender could then foreclose on a significant portion of the Company's assets, which could have a material adverse effect on the Company's financial condition and operations.

                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE B - Going Concern Uncertainty - Continued

Management is of the opinion that current sales trends and foreign demand for the Company's products will provide sufficient cash to support the Company's day-to-day liquidity requirements as well as retire outstanding debt and delinquent trade payables.

The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.


NOTE C - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Accounts receivable and revenue recognition
     -------------------------------------------

     In the normal course of business, the Company periodically extends unsecured credit to repetitive customers which are located principally in Texas and Arizona. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its opinion of amounts which will eventually become uncollectible. In the event of complete non-performance, the maximum exposure to the Company is the recorded amount of trade accounts receivable shown on the balance sheet at the date of non-performance.

     Revenue is recognized at the time materials are shipped to the Company's customers.

3.   Inventory
     ---------

     Inventory consists of finished goods, raw materials and related packaging materials necessary to manufacture humate-based fertilizer products. These items are carried at the lower of cost or market using the first-in, first-out method.

4.   Property, plant and equipment
     -----------------------------

     Property and equipment are recorded at historical cost. These costs are depreciated over the estimated useful lives of the individual assets, generally 4 to 10 years, using the straight-line method.

     Gains and losses from disposition of property and equipment are recognized as incurred and are included in operations.

                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE C - Summary of Significant Accounting Policies - Continued

5.   Research and development expenses
     ---------------------------------

     Research and development expenses are charged to operations as incurred.


(6)  Advertising expenses
     --------------------

     Advertising and marketing expenses are charged to operations as incurred.

7.   Income taxes
     ------------

     The Company utilizes the asset and liability method of accounting for income taxes. At April 30, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material, consist entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily allowance for doubtful accounts and accumulated depreciation.

8.   Loss per share
     --------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of April 30, 1999 and 1998, the Company has no warrants and/or options issued and outstanding.

NOTE D - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

NOTE E - Fixed Assets

Included in the amounts reflected in the accompanying balance sheet are the following fixed assets on long-term capital leases:

                                          1999        1998
                                         --------    --------
Vehicles
  Related party                          $ 29,480    $ 29,480
Manufacturing and processing equipment
  Unrelated                                19,691      19,691
  Related party                            14,196        --
                                         --------    --------
                                           63,367      49,171
Accumulated depreciation                  (23,838)    (13,316)
                                         --------    --------

                                         $ 39,529    $ 35,855
                                         ========    ========



                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE F - Inventory

Inventory consists of the following at April 30, 1999 and 1998, respectively:

                                                                         1999       1998
                                                                       -------    -------
         Raw materials                                                 $88,195    $92,737
         Finished goods                                                  1,124      6,922
                                                                       -------    -------

         Totals                                                        $89,319    $99,659
                                                                       =======    =======


NOTE G - Notes payable to banks and finance companies
                                                                         1999       1998
                                                                       -------    -------
$26,849 installment note payable to an automotive finance
   company.  Interest at 12.99%.  Payable in monthly
   installments of approximately $611, including accrued
   interest.  Final payment due in October 2002.
   Collateralized by transportation equipment.                         $21,536    $25,474

$9,577 installment note payable to an equipment leasing
   company.  Interest at 8.86%.  Payable in monthly installments of approximately $437, including accrued interest.  Final
   payment due in March 2001.  Collateralized by
   manufacturing equipment.  This loan was refinanced
   in March 1999 and is the residual of another
   installment loan in the original face amount of
   approximately $19,691.                                                9,212     10,591

$64,820 installment note payable to a bank.  Interest
   at the Wall Street Journal Prime  Rate  plus  2.5%
   (10.75%  at April  30,  1999).  Payable in monthly
   installments of  approximately  $2,123, including
   accrued interest.  Final payment due in July 2001.
   Collateralized by all inventory, accounts receivable,
   equipment and intangibles and the personal guaranty
   of the Company's President and controlling
   shareholder.                                                         53,860          -

$52,120 installment note payable to a bank.  Interest at
   10.5%.  Payable in monthly installments of approximately
   $2,406,  including accrued  interest.  Final  payment
   due in  August  1998.  Collateralized  by equipment.
   Refinanced into the $64,820 note payable detailed
   above.                                                                    -     14,159


                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE G - Notes payable to banks and finance companies - continued

                                                               1999       1998
                                                             --------   --------
$50,592 term note payable to a bank.  Interest at the
   Wall Street  Journal Prime Rate plus 2.5% (9.75% at
   April 30, 1999).  Principal and accrued interest due
   at maturity in  March 1998.  Collateralized  by  all
   inventory, accounts receivable, equipment, intangibles
   and the personal guaranty of the Company's President
   and controlling shareholder.                                     -     50,592
                                                             --------   --------

Total notes payable to banks and finance companies           $ 84,608   $100,816
                                                             ========   ========

The Company has been irregular in making scheduled payments on notes payable to banks and other financing entities. Accordingly, the lender(s) could, at their sole discretion, could declare the then outstanding indebtedness to be immediately due and payable. The lender could then foreclose on a significant portion of the Company's assets, which could have a material adverse effect on the Company's financial condition and operations. Due to these conditions, all installment notes are classified as current.


NOTE H - Notes and leases payable to affiliates
                                                               1999       1998
                                                             --------   --------
Capital lease payable to the Company's President and
   controlling shareholder for the use of a vehicle.
   Interest at 12.74%. Payable in monthly installments
   of approximately $800, including accrued interest.
   Lease term from August 24, 1997 to July 28, 1999.         $ 29,480   $ 29,480

Capital lease payable to the Company's President and
   controlling shareholder for the use of equipment.
   Interest at 12.5%.  Payable in monthly installments
   of approximately $303, including accrued interest.
   Lease term from May 1, 1998 to April 30, 2001.               9,646          -

Capital lease payable to the Company's President and
   controlling shareholder for the use of equipment.
   Interest at 12.5%.  Payable in monthly installments
   of approximately $346, including accrued interest.
   Lease term from August 1, 1998 to July 30, 2001.            10,350          -

$7,270 note payable to a trust controlled by the Company's
   Executive Vice President and Chief Financial Officer.
   Interest at 10.5%.  Principal and accrued interest due
   at maturity in August 1999.  Unsecured                       7,270          -
                                                             --------   --------

Total notes and leases payable to affiliates                 $ 56,746   $ 29,480
                                                             ========   ========



                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE H - Notes and leases payable to affiliates - continued

The Company has been irregular in making scheduled payments on notes and leases payable to affiliates. Accordingly, the affiliates could, at their sole discretion, could declare the then outstanding indebtedness to be immediately due and payable. These entities could then foreclose on a significant portion of the Company's assets, which could have a material adverse effect on the Company's financial condition and operations. Due to these conditions, all installment notes are classified as current.


NOTE I - Long-term Notes and Commitments Payable to Affiliates
                                                                  1999        1998
                                                                --------    --------
$217,877  term note  payable to a corporation affiliated
   with the  Company's Executive  Vice  President and
   Chief Financial Officer.  Interest at 9.0%.  Principal
   and accrued interest due at maturity in July 2002.
   Unsecured.                                                   $173,077    $138,088

$7,270 note payable to a trust controlled by the Company's
   Executive Vice President and Chief Financial Officer.
   Interest at 10.5%.  Principal and accrued interest due
   at maturity in August 1999.  Unsecured                              -       7,270

Agreement  of  Product  Development  and  Funding  between
   the  Company  and  a shareholder.  Repayment  at a rate
   of 6.0% of gross sales of  equipment to be developed
   with the  funding  received  under this  agreement.  Total agreed repayment will be $450,000.  As of April 30, 1999
   and subsequent thereto, the Company has not completed
   the  development  of the equipment  prototype  and,
   accordingly, has no gross sales of the underlying
   product.                                                      150,000           -
                                                                --------    --------

Total long-term notes and commitments payable to affiliates     $323,077    $145,358
                                                                ========    ========


NOTE J - Due to Officers

The Company had a operating lease payable to the Company's President and controlling shareholder for the use of an airplane. The lease requires monthly payments of $2,560 and the Company was required to provide all necessary insurance coverage and maintenance. The lease term was from July 1, 1996 through June 30, 1999. The lease was terminated by mutual consent of all parties on July 31, 1998.

The Company has a license agreement with the Company's President and controlling shareholder for the use of all copyrights, trademarks, patents, trade secrets, product formulas, customer lists and other proprietary information owned by IHFC by virtue of the incorporation of the predecessor sole proprietorship. The agreement requires a payment of 1.0% of the total gross sales of the Company.

                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE J - Due to Officers - continued

The Company entered into an employment agreement with an individual to serve as the Company's President and Chief Executive Officer. The agreement covers the term from July 1, 1996 through June30, 2001 and automatically renews for successive two (2) year terms unless either the President or the Company gives sixty (60) days written notice to the other. The agreement requires annual compensation payments of $128,000 for the first year of the agreement term; $150,000 for the second year of the agreement term and $175,000 for all successive years of the agreement term.

The Company entered into an employment agreement with an individual to serve as the Company's Executive Vice President and Chief Financial Officer. The agreement covers the term from July 1, 1996 through June30, 2001 and automatically renews for successive two (2) year terms unless either the Executive Vice President or the Company gives sixty (60) days written notice to the other. The agreement requires annual compensation payments of $80,000 for the first year of the agreement term; $100,000 for the second year of the agreement term and $125,000 for all successive years of the agreement term.

As of April 30, 1999 and 1998, total cumulative amounts unpaid under these agreements are as follows:

                                                     1999        1998
                                                   --------    --------

         Officer compensation                      $629,760    $416,333
         Airplane lease payments                         -        6,636
         Royalty fees                                    -            -
                                                   --------    --------

                                                   $629,760    $422,969
                                                   ========    ========

Future amounts due under the employment agreements are as follows:

                                                  Year ending
                                                   April 30,    Amount
                                                   --------    --------
                                                     2000      $300,000
                                                     2001       300,000
                                                     2002        50,000
                                                               --------

                                                    Totals     $650,000

NOTE K - Common Stock Transactions

In February 1998, the Company issued 50,000 shares of restricted, unregistered common stock to an entity performing various public relations, capital acquisition and other financial services. The transaction was valued at approximately $71,000, which equals the closing price of the Company's common stock as quoted on the NASDAQ Electronic Bulletin Board on the trade date closest to the transaction date.



                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE L - Income Taxes

The components of income tax (benefit) expense for the years ended April 30, 1999 and 1998, respectively, are as follows:

                                                                   1999          1998
                                                                 ---------     ---------
          Federal:
               Current                                           $       -     $       -
               Deferred                                                  -             -
                                                                 ---------     ---------
                                                                         -             -
                                                                 ---------     ---------
          State:
               Current                                                   -             -
               Deferred                                                  -             -
                                                                 ---------     ---------
                                                                         -             -
                                                                 ---------     ---------

               Total                                             $       -     $       -
                                                                 =========     =========

As of April 30, 1999, the Company has a net operating loss carryforward of approximately $800,000 to offset future taxable income. Subject to current regulations, this carryforward will begin to expire in 2012.

The Company's income tax expense for the years ended April 30, 1999 and 1998, respectively, differed from the statutory federal rate of 34 percent as follows:

                                                                   1999          1998
                                                                 ---------     ---------
Statutory rate applied to earnings (loss) before income taxes    $(138,800)    $(125,000)
Increase (decrease) in income taxes resulting from:
   State income taxes                                                    -             -
   Other including reserve for deferred tax asset                  138,800       125,000
                                                                 ---------     ---------

     Income tax expense                                          $       -     $       -
                                                                 =========     =========


The deferred current tax asset on the April 30, 1999 and 1998, respectively, balance sheet consists of the following:

                                                                   1999          1998
                                                                 ---------     ---------
          Current deferred tax asset                             $ 263,800     $ 125,000
            Reserve                                               (263,800)     (125,000)
                                                                 ---------     ---------

          Net current tax asset                                  $       -     $       -
                                                                 =========     =========


The current deferred tax asset results from the availability of the Company's net operating loss carryforward to offset future taxable income. The Company has fully reserved its deferred tax asset related to its net operating loss carryforward due to the uncertainty of future usage. During the year ended April 30, 1999 and 1998, the reserve for the deferred current tax asset increased by approximately $125,000 and 138,800, respectively.

                                 HUMATECH, INC.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE M - Commitments

In April 1998, the Company entered into a Marketing Services Agreement with an unrelated entity to provide specialized marketing services that will generate sales into specified mass merchandiser outlets. The agreement provides that the Company will pay the marketing company a performance fee equal to 10.0% of all invoiced sales to the respective mass merchandisers and covers virtually all of the Company's products.


NOTE N - Subsequent Events

In November 1998, the Company entered into a letter of intent for the purpose of establishing a joint venture to promote and sell the Company's products into the United Kingdom. The letter of intent anticipates that the Company would have a 50.0% interest in the proposed joint venture. During the 2nd quarter of 1999, the Company and its United Kingdom distributor formed a new entity, Humatech, Ltd., of which the Company owns a 45.0% interest in this entity. The Company conducts business with Humatech, Ltd. under equal terms and conditions to those of domestic sales to unrelated third parties.

On June 30, 1999, the Company executed a term note payable with two individuals, who are affiliated with the Company's Executive Vice President and Chief Financial Officer, in the gross amount of approximately $153,650. The loan bears interest at 9.0%. The principal balance and accrued interest is due on or before July 1, 2004. The note is unsecured.

On September 1, 1999, the Company executed an operating lease for its manufacturing facility. The term of the lease is for one (1) year and requires monthly payments of approximately $850. Additionally, the Company must provide insurance coverage in an amount acceptable to the lessor, as defined in the lease agreement.

                                 Humatech, Inc.
                 (formerly Midwest Enterprise Consultants, Inc.)
                                 Balance Sheets
                            October 31, 1999 and 1998

                                   (Unaudited)

                                                        1999           1998
                                                    -----------    -----------
                                     ASSETS
                                     ------
Current Assets
   Cash on hand and in bank                         $   189,814    $        --
   Accounts receivable - trade,
     net of allowance for doubtful accounts
     of $-0- and $-0-, respectively                      67,768             --
   Inventories                                           84,978         93,559
                                                    -----------    -----------
     Total current assets                               342,560         93,559
                                                    -----------    -----------

Property and Equipment - at cost
   Transportation equipment                             141,996        140,296
   Manufacturing and processing equipment               110,155         42,755
   Office furniture and fixtures                         10,955          7,903
                                                    -----------    -----------
                                                        263,106        190,954
   Accumulated depreciation                            (146,700)      (130,287)
                                                    -----------    -----------
     Net property and equipment                         116,406         60,667
                                                    -----------    -----------

Other assets                                                 --            360
                                                    -----------    -----------

Total Assets                                        $   458,966    $   154,586
                                                    ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities
   Cash overdraft                                   $        --    $     5,082
   Notes payable to banks and finance companies          89,623         95,021
   Notes and leases payable to affiliates                49,476         36,750
   Customer deposits                                     10,500             --
   Accounts payable - trade                              65,634         89,053
   Accrued interest payable                              22,350          8,235
   Due to officers                                      697,873        538,348
                                                    -----------    -----------
     Total current liabilities                          935,456        772,489
                                                    -----------    -----------

Long-term Liabilities
   Notes and commitments payable to affiliates          788,727        173,077
                                                    -----------    -----------
     Total liabilities                                1,724,183        945,566
                                                    -----------    -----------

Commitments and Contingencies

Stockholders' Equity
   Common stock - no par value
     25,000,000 shares authorized
     8,455,114 issued and outstanding                   123,157        123,157
   Accumulated deficit                               (1,388,374)      (914,137)
                                                    -----------    -----------
     Total stockholders' equity                      (1,265,217)      (790,980)
                                                    -----------    -----------

Total Liabilities and Stockholders' Equity          $   458,966    $   154,586
                                                    ===========    ===========




The financial  information  presented  herein has been  prepared  by  management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.



                                 Humatech, Inc.
                 (formerly Midwest Enterprise Consultants, Inc.)
                Statements of Operations and Comprehensive Income
              Six and Three months ended October 31, 1999 and 1998

                                   (Unaudited)

                                         Six months      Six months     Three months    Three months
                                            ended           ended           ended           ended
                                         October 31,     October 31,     October 31,     October 31,
                                             1999            1998            1999            1998
                                        ------------    ------------    ------------    ------------
Revenues
   Sales - net                          $    140,256    $    123,120    $     66,241    $     26,226

Cost of Sales
   Materials and other direct costs           70,146          54,978          43,286           8,469
                                        ------------    ------------    ------------    ------------

Gross Profit                                  70,110          68,142          22,955          17,757
                                        ------------    ------------    ------------    ------------

Operating Expenses
   Research and development expenses           2,740              --              --              --
   Commissions and other sales
      and marketing expenses                  28,317          41,092          11,392          14,577
   Officer compensation                      150,000         145,833          75,000          72,917
   Other operating expenses                  119,476          50,861          62,983          19,354
   Interest expense                            7,986           6,284           4,202           1,321
   Depreciation expense                       14,438          10,937           7,431           5,748
                                        ------------    ------------    ------------    ------------
     Total operating expenses                322,957         169,590         161,008         113,918
                                        ------------    ------------    ------------    ------------

Loss from operations                        (252,847)       (101,448)       (138,053)        (96,161)

Provision for income taxes                        --              --              --              --
                                        ------------    ------------    ------------    ------------

Net Loss                                    (252,847)       (101,448)       (138,053)        (96,161)

Other Comprehensive Income                        --              --              --              --
                                        ------------    ------------    ------------    ------------

Comprehensive Income                    $   (252,847)   $   (101,448)   $   (138,053)   $    (96,161)
                                        ============    ============    ============    ============

Net loss per weighted-average
   share of common stock
   outstanding, calculated on
   Net Loss - basic and fully diluted   $      (0.03)   $      (0.01)   $      (0.02)   $      (0.01)
                                        ============    ============    ============    ============

Weighted-average number of shares
   of common stock outstanding             8,455,114       8,455,114       8,455,114       8,455,114
                                        ============    ============    ============    ============


The financial  information  presented  herein has been  prepared  by  management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.



                                 Humatech, Inc.
                 (formerly Midwest Enterprise Consultants, Inc.)
                            Statements of Cash Flows
                   Six months ended October 31, 1999 and 1998

                                   (Unaudited)

                                                                 Six months     Six months
                                                                   ended          ended
                                                                October 31,    October 31,
                                                                    1999         1998
                                                                -----------    -----------
Cash Flows from Operating Activities
   Net loss for the period                                      $  (252,847)   $  (186,864)
   Adjustments to reconcile net loss to
     net cash provided by operating activities
       Depreciation                                                  14,438         10,937
       (Increase) Decrease in
         Accounts receivable - trade                                (63,147)         5,232
         Inventory                                                    4,341          6,100
         Other assets                                                   360             --
       Increase (Decrease) in
         Accounts payable and other accrued liabilities             (19,317)        10,233
         Due to officers                                             68,113        115,379
                                                                -----------    -----------
Cash flows provided by (used in) operating activities              (248,059)       (38,983)
                                                                -----------    -----------

Cash Flows from Investing Activities
   Purchase of property and equipment                               (23,703)          (131)
                                                                -----------    -----------
Cash flows used in investing activities                             (23,793)          (131)
                                                                -----------    -----------

Cash Flows from Financing Activities
   Increase (Decrease) in cash overdraft                             (1,819)         5,082
   Proceeds from loans payable to affiliates                        465,650         34,989
   Proceeds from notes payable to banks and finance companies        21,823             --
   Principal payments on loans payable                              (24,078)        (5,795)
                                                                -----------    -----------
Cash flows provided by (used in) financing activities               461,576         34,276
                                                                -----------    -----------

Increase (Decrease) in Cash and Cash Equivalents                    189,814         (4,838)

Cash and cash equivalents at beginning of period                         --          4,838
                                                                -----------    -----------

Cash and cash equivalents at end of period                      $   189,814    $        --
                                                                ===========    ===========


Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid for the period                               $     7,986    $     6,284
                                                                ===========    ===========
     Income taxes paid for the period                           $        --    $        --
                                                                ===========    ===========


The financial  information  presented  herein has been  prepared  by  management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.

                                 Humatech, Inc.
                 (formerly Midwest Enterprise Consultants, Inc.)

                          Notes to Financial Statements


NOTE A - Organization and Description of Business

Humatech, Inc. (formerly Midwest Enterprise Consultants, Inc.) (Company) was incorporated on February 2, 1988 under the laws of the State of Illinois. The Company was initially formed for the purposes of assisting local organizations of labor and corporations with their membership or employee relations by providing bundled membership or employee benefits for a low per member fee or per employee cost to the corporation or labor organization. The Company intended to achieve its goal of placing bundled groups of benefits with labor organizations or corporations on the beneficial value that such services will hold for the respective members or employees thereby enhancing satisfaction with the labor union or corporate management.

From inception through April 16, 1997, the Company was engaged solely in the process of developing a methodology to achieve its goals and was unsuccessful in its efforts. The Company became dormant in December 1991.

On April 16, 1997, the Company issued 5,884,614 shares of common stock to International Humate Fertilizer Co. (IHFC), a Nevada corporation, to acquire 100.0% of the assets of IHFC. IHFC then distributed the 5,884,614 shares of the Company's stock to its stockholders. For accounting purposes, IHFC is the surviving entity and all assets and liabilities were acquired by the Company at the historical founder's cost of IHFC.

Due to the April 16, 1997 acquisition of a significant business operation, the Company changed its operating year-end to April 30 and changed its corporate name to Humatech, Inc..

International Humate Fertilizer Co. (IHFC) is a Nevada corporation incorporated on February 21, 1996 under the laws of the State of Nevada. IHFC was capitalized with the transfer of certain assets and assumption of all outstanding liabilities of a Texas sole proprietorship of the same name, effective July 1, 1996. With the acquisition of IHFC, the Company became engaged in the development, manufacture and sale of carbon-based humate products for use in the commercial agriculture, animal feed and home horticulture markets.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements contained elsewhere in this document. The information presented herein does not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in its annual audited financial statements contained elsewhere in this document when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending April 30, 2000.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 Humatech, Inc.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    Notes to Financial Statements - Continued


NOTE B - Going Concern Uncertainty

The Company has incurred cumulative net operating losses of approximately $(1,300,000) and has used cumulative cash in operating activities of approximately $(346,000) during the period from May 1, 1997 through October 31, 1999. Further, the Company has been irregular in making scheduled payments on notes payable to banks and other financing entities. Accordingly, the lender(s) could, at their sole discretion, declare the then outstanding indebtedness to be immediately due and payable. The lender could then foreclose on a significant portion of the Company's assets, which could have a material adverse effect on the Company's financial condition and operations.

Management is of the opinion that current sales trends and foreign demand for the Company's products will provide sufficient cash to support the Company's day-to-day liquidity requirements as well as retire outstanding debt and delinquent trade payables.

The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.


NOTE C - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Accounts receivable and revenue recognition
     -------------------------------------------

     In the normal course of business, the Company periodically extends unsecured credit to repetitive customers which are located principally in Texas and Arizona. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its opinion of amounts which will eventually become uncollectible. In the event of complete non-performance, the maximum exposure to the Company is the recorded amount of trade accounts receivable shown on the balance sheet at the date of non-performance.

     Revenue is recognized at the time materials are shipped to the Company's customers.

3.   Inventory
     ---------

     Inventory consists of finished goods, raw materials and related packaging materials necessary to manufacture humate-based fertilizer products. These items are carried at the lower of cost or market using the first-in, first-out method.

4.   Property, plant and equipment
     -----------------------------

     Property and equipment are recorded at historical cost. These costs are depreciated over the estimated useful lives of the individual assets, generally 4 to 10 years, using the straight-line method.

     Gains and losses from disposition of property and equipment are recognized as incurred and are included in operations.

                                 Humatech, Inc.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    Notes to Financial Statements - Continued


NOTE C - Summary of Significant Accounting Policies - Continued

5.   Research and development expenses
     ---------------------------------

     Research and development expenses are charged to operations as incurred.


(6)  Advertising expenses
     --------------------

     Advertising and marketing expenses are charged to operations as incurred.

7.   Income taxes
     ------------

     The Company utilizes the asset and liability method of accounting for income taxes. At October 31, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material, consist entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily allowance for doubtful accounts and accumulated depreciation.

8.   Loss per share
     --------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of October 31, 1999 and 1998, the Company has no warrants and/or options issued and outstanding.


NOTE D - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.


NOTE E - Inventory

Inventory consists of the following at October 31, 1999 and 1998, respectively:

                                                    October 31,      October 31,
                                                        1999             1998
                                                    -----------      -----------

         Raw materials                              $    84,978      $    93,559
         Finished goods                                       -                -
                                                    -----------      -----------

         Totals                                     $    84,978      $    93,559
                                                    ===========      ===========

                                 Humatech, Inc.
                 (formerly Midwest Enterprise Consultants, Inc.)

                    Notes to Financial Statements - Continued


NOTE F - Due to Officers

The Company had a operating lease payable to the Company's President and controlling shareholder for the use of an airplane. The lease requires monthly payments of $2,560 and the Company was required to provide all necessary insurance coverage and maintenance. The lease term was from July 1, 1996 through June 30, 1999. The lease was terminated by mutual consent of all parties on July 31, 1998.

The Company has a license agreement with the Company's President and controlling shareholder for the use of all copyrights, trademarks, patents, trade secrets, product formulas, customer lists and other proprietary information owned by IHFC by virtue of the incorporation of the predecessor sole proprietorship. The agreement requires a payment of 1.0% of the total gross sales of the Company.

The Company entered into an employment agreement with an individual to serve as the Company's President and Chief Executive Officer. The agreement covers the term from July 1, 1996 through June30, 2001 and automatically renews for successive two (2) year terms unless either the President or the Company gives sixty (60) days written notice to the other. The agreement requires annual compensation payments of $128,000 for the first year of the agreement term; $150,000 for the second year of the agreement term and $175,000 for all successive years of the agreement term.

The Company entered into an employment agreement with an individual to serve as the Company's Executive Vice President and Chief Financial Officer. The agreement covers the term from July 1, 1996 through June30, 2001 and automatically renews for successive two (2) year terms unless either the Executive Vice President or the Company gives sixty (60) days written notice to the other. The agreement requires annual compensation payments of $80,000 for the first year of the agreement term; $100,000 for the second year of the agreement term and $125,000 for all successive years of the agreement term.

As of October 31, 1999 and 1998, total cumulative amounts unpaid under these agreements are as follows:

                                                October 31,      October 31,
                                                    1999             1998
                                                -----------      -----------
         Officer compensation                   $   697,873      $   538,348
         Airplane lease payments                          -                -
         Royalty fees                                     -                -
                                                -----------      -----------

                                                $   697,873      $   538,348
                                                ===========      ===========

Future amounts due under the employment agreements are as follows:

                                                Year ending
                                                 April 30,          Amount
                                                -----------      -----------
                                                   2000          $   300,000
                                                   2001              300,000
                                                   2002               50,000
                                                                 -----------
                                                  Totals         $   650,000

NOTE K - Commitments

In April 1998, the Company entered into a Marketing Services Agreement with an unrelated entity to provide specialized marketing services that will generate sales into specified mass merchandiser outlets. The agreement provides that the Company will pay the marketing company a performance fee equal to 10.0% of all invoiced sales to the respective mass merchandisers and covers virtually all of the Company's products.